Exhibit 99.7

For Immediate Release

September 19, 2007

THE LAPORTE SAVINGS BANK ANNOUNCES COMPLETION OF

SUBSCRIPTION OFFERING AND

EXTENSION OF COMMUNITY OFFERING

LaPorte, Indiana – The LaPorte Savings Bank announced today that LaPorte Bancorp, Inc. (the “Company”), the proposed holding company for The LaPorte Savings Bank, had completed its subscription offering to depositors on September 18, 2007, and has extended its community offering to members of the general public, since they did not reach the minimum of the range. Orders received to date will be maintained by the Company with interest continuing to accrue until completion of the offering. The Company may terminate the community offering at any time without further notice.

The completion of the offering remains subject to confirmation by the Company’s independent appraiser of the Company’s existing appraisal and receipt of final regulatory approvals, including final approval of the Company’s acquisition of City Savings Financial Corporation and its subsidiary, City Savings Bank, as well as approval of the amount of stock sold in the offering.

The terms and conditions of the community offering are more fully set forth in the Company’s prospectus dated August 13, 2007. The offering is made only by the prospectus and shares may only be subscribed for using the order forms provided by the Company. Persons interested in subscribing for stock in the community offering may request a prospectus and order form by calling the Company’s Stock Information Center at (219) 362-0880. The Company has not set an expiration date for the community offering and may terminate the community offering at any time. Therefore, interested persons should request offering materials and return order forms promptly.

This press release contains certain forward-looking statements about the proposed stock issuance by the Company. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in the offering, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business of The LaPorte Savings Bank, and changes in the securities markets. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements to reflect changes in belief, expectations or events.

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities. The offer is made only by the prospectus. The shares of common stock offered by the Company are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.